Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Adoption of Semi-Annual Reporting

Toronto, Canada - September 17, 2026 - Gentor Resources Inc. ("Gentor" or the "Company") (NEX: "GNT.H") announces the adoption of semi-annual financial reporting ("SAR") pursuant to Coordinated Blanket Order 51-933 Exemptions to Permit Semi-Annual Reporting for Certain Venture Issuers ("CBO 51-933").  CBO 51-933 is a pilot program that permits eligible venture issuers to voluntarily move from quarterly to a semi-annual financial reporting framework under which Gentor meets the eligibility criteria.  This press release is being issued and filed pursuant to CBO 51-933.

As a result of adopting SAR, the Company will not file interim financial statements and related management's discussion and analysis ("MD&A") for the three-month period ending March 31 and the nine-month period ending September 30 of each applicable fiscal year.  Gentor will continue to file audited annual financial statements (due within 120 days of December 31) and six-month interim financial statements and related MD&A (due within 60 days of June 30).  Should the Company cease to continue participating in the SAR pilot program, it will announce it in a future press release.

The Company confirms it meets the eligibility criteria set out in CBO 51-933, which include being a venture issuer with annual revenues of less than Cdn$10 million and maintaining a clean 12-month continuous disclosure record.  By adopting SAR, Gentor aims to reduce the administrative and financial burden associated with quarterly reporting.  The Company remains committed to timely and transparent disclosure and will continue to provide timely disclosure regarding corporate developments and other material information as required under National Instrument 51-102 - Continuous Disclosure Obligations and under all other applicable securities laws and regulations.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366-7300.